Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

  December 12, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamill and Laura Crotty

Re:	Windtree Therapeutics, Inc. Proxy Statement on Schedule 14A Filed November 22, 2022 File No. 001-39290

Ladies and Gentlemen:

We are submitting this letter on behalf of our client Windtree Therapeutics, Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter, dated December 6, 2022 (the “Comment Letter”) in connection with the Company’s Preliminary Proxy Statement on Schedule 14A (the “PRE14A”), filed on November 22, 2022. In response to the comments set forth in the Comment Letter the Company has revised the PRE14A and is filing a revised draft (the “Amended PRE14A”) with this response letter.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Amended PRE14A.

Amended Preliminary Proxy Statement on Schedule 14A filed November 28, 2022

Cover Page

1.

We note that on November 18, 2022, the Company's Board announced a declared dividend of 1/1,000th of a share of Series A Preferred Stock for each outstanding share of common stock to shareholders of record on November 28, 2022, which was distributed on December 2, 2022.

●

Please revise to explicitly state whether the dividend of the Series A Preferred Stock, with its attendant voting rights, was issued by the Company solely to affect the passage of the charter amendment to effect a reverse stock split of your common stock. If so, explain the reason(s) why the Board determined that such issuance was necessary in this case.

Securities and Exchange Commission December 12, 2022 Page 2

The Company respectfully advises the Staff that it has updated its disclosure to include the following paragraph:

“The Series A Preferred Stock was issued to solely affect the passage of a charter amendment to effect a reverse stock split. The Board determined that the issuance of the Series A Preferred Stock was desirable as the Company recently had difficulty obtaining a quorum at prior stockholder meetings, and obtaining the vote of at least 50% of its total voting power on matters submitted to stockholders, which is required to approve the Reverse Stock Split Proposal. The Board determined that the issuance of the Series A Preferred Stock would assist the Company in obtaining the legally required approval for the Reverse Stock Split Proposal under Delaware law and the Company’s organizational documents without disenfranchising voters. Voters would not be disenfranchised since all of the Company’s stockholders on the Series A Preferred Stock dividend record date received shares of Series A Preferred Stock, and all such holders, as well as any holders who purchased shares of Common Stock (and therefore Series A Preferred Stock) prior the Record Date, have the opportunity to vote for or against the Reverse Stock Split Proposal.”

●	Explain whether the Series A Preferred Stock voting rights will affect quorum and voting requirements at the special meeting and any adjournment thereof, and if so, how.

The Company respectfully advises the Staff that the Series A Preferred Stock does not impact the existing requirement under the Company's organizational documents and the Nasdaq listing rules that one-third (1/3) of the votes stockholders are entitled to at the Special Meeting (including one-third (1/3) of the voting power represented by our Common Stock) must be present, in person or by proxy, to establish a quorum. Additionally, the Series A Preferred Stock does not affect the requirement under the Company's organizational documents that the approval of a majority of the voting power of the capital stock of the Company is required to approve the Reverse Stock Split Proposal.

2.

You disclose that any whole or fractional shares of Series A Preferred Stock that are not present in person or by proxy "immediately prior to the opening of the polls" at the special meeting will be automatically redeemed in the Initial Redemption and no longer entitled to vote.

●	Please revise to clarify when the opening of the polls at the special meeting will occur.

Securities and Exchange Commission December 12, 2022 Page 3

The Company respectfully advises the Staff that it has updated its disclosure to state that the opening of the polls will occur at “approximately [   ] am, on [    ], 2023.” The Company intends to provide the bracketed information in a definitive proxy statement filed with the SEC once the date of the Special Meeting is finalized.

●

Revise to explicitly describe the outsized voting rights the holders of common stock with related Series A Preferred Stock will have relative to holders of common stock whose shares of Series A Preferred Stock were redeemed pursuant to the Initial Redemption. In this respect, please consider including an illustrative example of the effects the super voting rights of the Series A Preferred Stock will have on reaching both the quorum requirement and voting threshold necessary to approve the proposal.

The Company respectfully advises the Staff that it has updated its disclosure to include the following paragraphs:

“Each holder of one share of Common Stock that holds one one-thousandth (1/1,000th) of a share Series A Preferred Stock that is not redeemed in the Initial Redemption will have 1,001 votes with respect to the establishment of a quorum and the matters to be voted upon at the Special Meeting. Each holder of one share of Common Stock that holds one one-thousandth (1/1,000th) of a share Series A Preferred Stock that is redeemed in the Initial Redemption will have one vote with respect to the establishment of a quorum and the matters to be voted upon at the Special Meeting.”

“Shares of Series A Preferred Stock that are automatically redeemed in the Initial Redemption will not be counted towards the presence of a quorum or as part of the issued and outstanding shares of capital stock of the Company entitled to vote at the Company’s Special Meeting for purposes of determining the presence of a quorum or approval of the Reverse Stock Split Proposal. For illustrative purposes only, if the Company had 1,000,000 shares of Common Stock outstanding as of the Special Meeting record date, each with one vote per share, and 1,000 shares of Series A Preferred Stock, each with 1,000,000 votes per share, the total number of votes attributable to the Company’s capital stock would be 1,001,000,000. In this scenario, 333,666,667 votes (including one-third (1/3) of the voting power represented by our Common Stock) would be required to establish a quorum at the Special Meeting, and 500,500,001 votes would be required to approve the Reverse Stock Split Proposal. Further, if 500 shares of Series A Preferred Stock are redeemed in the Initial Redemption, the total number of votes attributable to the Company’s capital stock for purposes of the Special Meeting would be 501,000,000. In such scenario, 167,000,000 votes (including one-third (1/3) of the voting power represented by our Common Stock) would be required to establish a quorum at the Special Meeting, and 250,500,001 votes would be required to approve the Reverse Stock Split Proposal.”

3.

Please revise to clearly explain the voting differences between shares purchased prior to the November 28, 2022 record date for the Series A Preferred dividend compared with those purchased after that record date but before the December 2, 2022 special meeting record date. Conversely, because the Series A Preferred is nontransferable by the holder thereof except in connection with a transfer by such holder of any shares of common stock held by that holder, please clearly explain what happens with respect to the voting rights of any common shareholder that sells any common shares after the preferred stock dividend record date but before the meeting record date.

Securities and Exchange Commission December 12, 2022 Page 4

The Company respectfully advises the Staff that it has updated its disclosure to include the following paragraph:

“Any holder of shares of Common Stock that held such shares as of the Series A Preferred Stock Record Date on November 28, 2022 received a dividend of one one-thousandth (1/1,000th) of a share of Series A Preferred Stock for each share of Common Stock held by such holder, and is deemed to have the voting power attributable to both its shares of Common Stock and Series A Preferred Stock for purposes of the Special Meeting. Any holder that purchased any shares of Common Stock in the open market after the Series A Preferred Stock Record Date on November 28, 2022 and prior to the December 2, 2022 Special Meeting record date also received one one-thousandth (1/1,000th) of a share of Series A Preferred Stock for each share of Common Stock purchased by such holder and is deemed to have the voting power attributable to both its shares of Common Stock and Series A Preferred Stock for purposes of the Special Meeting. Conversely, the voting power held by any holder that sold any shares of Common Stock and Series A Preferred Stock after the Series A Preferred Stock Record Date on November 28, 2022 and prior to the December 2, 2022 Special Meeting record date is reduced in proportion to the number of shares of Common Stock and Series A Preferred Stock sold by such holder.”

4.	Please revise to clearly explain the consequence to shareholders of the Series A Preferred of:
●	Not casing a vote on a common share; and
●	Proxy revocation prior to the special meeting.

The Company respectfully advises the Staff that it has updated its disclosure to include the following language:

“If a holder of the Company’s Common Stock chooses to not cast a vote of its Common Stock on the matters to be voted upon at the Special Meeting, any shares of Series A Preferred Stock held by such holder shall be redeemed in the Initial Redemption. Additionally, if a holder of the Company’s Common Stock submits a proxy to vote its shares of Common Stock and Series A Preferred Stock, and subsequently revokes such proxy, thereby not casting its vote prior to opening of the polls at the Special Meeting, any shares of Series A Preferred Stock held by such holder shall be redeemed in the Initial Redemption.”

5.	Please advise us whether you have discussed the issuance and voting rights of the Series A Preferred Stock with Nasdaq and the outcome of such discussions.

Securities and Exchange Commission December 12, 2022 Page 5

The Company respectfully advises the Staff that it submitted a Nasdaq Non-cash Dividend/Distribution notice to NASDAQ on November 18, 2022, and received no comment or objection from Nasdaq. The Company further advises the Staff that its legal counsel has informed the Company that nearly identical preferred stock structures have been discussed with Nasdaq recently for other public companies, and Nasdaq has not objected to such structures.

6.	Please provide the opinion of counsel as to:
●	Whether the vote taken including votes represented by the Series A Preferred will be valid under Delaware law;
●

The legality under Delaware law of the redemption of all shares of Series A Preferred Stock that are not present in person or by proxy at the Special Meeting as of immediately prior to the opening of the polls at the Special Meeting; and

●

The legality under Delaware law of the further redemption of all remaining Series A Preferred (i) if and when ordered by your Board or (ii) automatically upon the approval by the Company’s stockholders of the reverse stock split proposal at any meeting of the stockholders held for the purpose of voting on such proposal.

The Company respectfully advises the Staff to please reference Troutman Pepper Hamilton Sanders LLP’s Opinion (“Troutman Pepper Opinion”), which is attached hereto as Annex A.

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 215.981.4339.

Sincerely, /s/ Jennifer L. Porter, Esq. Jennifer L. Porter, Esq

.

cc:	Via Email John Hamill, Windtree Therapeutics, Inc. Rachael M. Bushey, Troutman Pepper Hamilton Sanders LLP

ANNEX A

Troutman Pepper Opinion

(See Attached)

Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

December 12, 2022

Board of Directors

Windtree Therapeutics, Inc.

Re:         Series A Preferred Stock

Ladies and Gentlemen:

We have acted as counsel to Windtree Therapeutics, Inc., a Delaware corporation (the “Corporation”), in connection with certain matters related to the voting rights and redemption terms under Delaware law of the Corporation’s Series A Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), as established by the Certificate of Designation of Series A Preferred Stock, as filed by the Corporation with the Delaware Secretary of State on November 18, 2022. We provide this letter pursuant to Comment No. 6 (“Comment No. 6”) provided in that certain comment letter from the United States Securities and Exchange Commission (the “Commission”), dated December 6 (the “Comment Letter”), related to the Corporation’s Preliminary Proxy Statement on Schedule 14A, as filed with the Commission on November 22, 2022 (the “Preliminary Proxy Statement”).

In response to Comment No. 6, we reviewed the following: (a) the Amended and Restated Certificate of Incorporation of the Corporation, as filed with the Delaware Secretary of State on February 15, 2018, as amended (the “Charter”); (b) the Amended and Restated Bylaws of the Corporation, effective as of April 19, 2016, as amended; (c) the resolutions adopted by the Corporation’s board of directors (the “Board”), dated November 18, 2022, declaring a dividend of one one-thousandth (1/1,000th) of a share of Series A Preferred Stock for each outstanding share of Common Stock, par value $0.001 per share (the “Common Stock”), to stockholders of record of Common Stock as of 5:00 p.m. Eastern Time on November 28, 2022; (d) the Preliminary Proxy Statement; and (e) the relevant portions of the Delaware General Corporation Law (the “DGCL”). In addition, we have also examined such corporate records and other agreements, documents and instruments, and such certificates or comparable documents of public officials and officers and representatives of the Corporation and have made such inquiries of such officers and representatives and have considered such matters of law as we have deemed appropriate as the basis for the opinions hereinafter set forth.

Securities and Exchange Commission December 12, 2022 Page 2

As a preliminary matter, we note that, pursuant to Section 151(a) of the DGCL, every corporation may issue one or more classes of stock or one or more series of stock within any class thereof, any or all of which classes may have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the certificate of incorporation or of any amendment thereto, or in the resolution or resolutions providing for the issue of such stock adopted by the board of directors pursuant to authority expressly vested in it by the provisions of its certificate of incorporation. Any of the voting powers, designations, preferences, rights and qualifications, limitations or restrictions of any such class or series of stock may be made dependent upon facts ascertainable outside the certificate of incorporation or of any amendment thereto, or outside the resolution or resolutions providing for the issue of such stock adopted by the board of directors pursuant to authority expressly vested in it by its certificate of incorporation. The term “facts,” as used in Section 151(a) of the DGCL, includes, but is not limited to, the occurrence of any event, including a determination or action by any person or body, including the corporation. Under Section 151(g) of the DGCL, when any corporation desires to issue any shares of stock of any class or of any series of any class of which the powers, designations, preferences and relative, participating, optional or other rights, if any, or the qualifications, limitations or restrictions thereof, if any, shall not have been set forth in the certificate of incorporation or in any amendment thereto but shall be provided for in a resolution or resolutions adopted by the board of directors pursuant to authority expressly vested in it by the certificate of incorporation or any amendment thereto, a certificate of designations setting forth a copy of such resolution or resolutions and the number of shares of stock of such class or series as to which the resolution or resolutions apply shall be executed, acknowledged, filed and shall become effective, in accordance with the relevant provisions of the DGCL.

In addition, Section 151(b) of the DGCL provides that any stock of any class or series may be made subject to redemption by the corporation at its option or at the option of the holders of such stock or upon the happening of a specified event for cash, property or rights, including securities of the same or another corporation, at such time or times, price or prices, or rate or rates, and with such adjustments, as shall be stated in the certificate of incorporation or in the resolution or resolutions providing for the issue of such stock adopted by the board of directors pursuant to Section 151(a) of the DGCL. Under Section 160(a) of the DGCL, every corporation may redeem its own shares, subject to, among other things, exceptions for capital impairment. Finally, Section 160(d) of the DGCL provides that shares which have been called for redemption shall not be deemed to be outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which notice of redemption has been sent to holders thereof and a sum sufficient to redeem such shares has been irrevocably deposited or set aside to pay the redemption price to the holders of the shares upon surrender of certificates therefor.

On the basis of the foregoing, and subject to the qualifications, assumptions and limitations set forth herein, we are of the opinion that:

1.

the vote taken at the special meeting of the Corporation’s stockholders (the “Special Meeting”), to be held on a date to be determined, including votes represented by the Series A Preferred Stock, will be valid under Delaware law;

2.

the automatic redemption of all shares of Series A Preferred Stock that are not present in person or by proxy at the Special Meeting as of immediately prior to the opening of the polls at the Special Meeting (the “Initial Redemption”) will be valid under Delaware law; and

3.

the redemption of any outstanding shares of Series A Preferred Stock that have not been redeemed pursuant to the Initial Redemption in whole, but not in part, (i) if and when ordered by the Board or (ii) automatically upon the approval by the Corporation’s stockholders of an amendment to the Charter to effect a reverse stock split of the Corporation’s outstanding shares of Common Stock at the Special Meeting ((i) and (ii), collectively, the “Final Redemption” and, together with the Initial Redemption, the “Redemptions”) will be valid under Delaware law.

Securities and Exchange Commission December 12, 2022 Page 3

As, to the best of our knowledge, no Delaware court has ruled on the matters addressed by our opinions herein, our opinions are limited to our interpretation of the DGCL, its legislative history and applicable judicial decisions in effect on the date hereof. Please note that our opinions are not a guaranty as to what any particular court would actually hold, but a reasoned opinion as to the decision a court would reach if the issues are properly presented to it (including, without limitation, if the matter was appropriately briefed and argued) and the court followed existing precedent as to legal and equitable principles applicable in similar matters. The determination by any court is usually made on the basis of an analysis of the facts and circumstances of the particular case, rather than as a result of the application of consistently applied legal doctrines.

The opinions expressed herein are based on the assumptions that: (a) the Board acted in accordance with its fiduciary duties under Delaware law at all relevant times; (b) the Series A Preferred Stock have been validly issued; (c) the capital of the Corporation is not impaired within the meaning of Section 160(b) of the DGCL; (d) a sum sufficient to effect the Redemptions has been irrevocably deposited or set aside by the Corporation to pay the redemption price to the holders of the Series A Preferred Stock upon surrender of any certificates therefor; (e) the Redemptions will not violate or constitute a default or breach under (i) any agreement or instrument to which the Corporation or its properties are subject, (ii) any law, rule or regulation to which the Corporation is subject (other than the DGCL), (iii) any judicial or regulatory order or decree of any governmental authority or (iv) any consent, approval, license, authorization or validation of or filing, recording or registration of any governmental authority and (f) the amendments to the Charter contemplated by the Preliminary Proxy Statement do not alter or change the powers, preferences, or special rights of the Common Stock so as to affect them adversely for all purposes.

This opinion is limited to the present laws of the State of Delaware. We express no opinion as to the laws of any other jurisdiction and no opinion regarding the statutes, administrative decisions, rules and regulations or requirements of any county, municipality or subdivision or other local authority of any jurisdiction.

We do not undertake to advise you or anyone else of any changes in the opinions expressed herein resulting from changes in law, changing in fact or any other matters that hereafter might occur or be brought to our attention.

This opinion may be relied upon by the Board only in connection with the matters set forth herein and may not be used or relied upon by any other person or for any other purpose, without in each instance, our prior written consent. We hereby consent to the sole use of this opinion as an exhibit to the Corporation’s response to the Comment Letter.

Very truly yours,

/s/ Troutman Pepper Hamilton Sanders LLP